Old Mutual Asset Allocation Conservative Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 99.4%		
Corporate/Preferred-High Yield - 6.9%		
Old Mutual Dwight High Yield Fund	285,510	$ 3,103
Total Corporate/Preferred-High Yield		3,103
Government/Corporate - 64.5%		
Old Mutual Barrow Hanley Core Bond Fund	1,557,201	16,413
Old Mutual Dwight Intermediate Fixed Income Fund	713,547	7,357
Old Mutual Dwight Short Term Fixed Income Fund	530,316	5,340
Total Government/Corporate		29,110
Growth - 1.5%		
Old Mutual Copper Rock Emerging Growth Fund*	71,574	700
Total Growth		700
Growth & Income-Large Cap - 2.9%		
Old Mutual Focused Fund	59,564	1,311
Total Growth & Income-Large Cap		1,311
Growth-Large Cap - 4.5%		
Old Mutual Large Cap Growth Fund	121,182	2,019
Total Growth-Large Cap		2,019
International Equity - 6.2%		
Old Mutual International Equity Fund	335,626	2,799
Total International Equity		2,799
Market Neutral-Equity - 1.6%		
Old Mutual Analytic U.S. Long/Short Fund	66,983	723
Total Market Neutral-Equity		723
Value - 5.8%		
Old Mutual Barrow Hanley Value Fund	419,192	2,599
Total Value		2,599
Value-Mip Cap - 4.8%		
Old Mutual TS&W Mid-Cap Value Fund	266,468	2,145
Total Value-Mip Cap		2,145
Value-Small Cap - 0.7%		
Old Mutual TS&W Small Cap Value Fund	18,563	324
Total Value-Small Cap		324
Total Affiliated Mutual Funds (Cost $42,315)		**44,833**
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 0.098% (A)	250,737	251
Total Money Market Fund (Cost $251)		**251**
Total Investments - 100.0% (Cost $42,566)†		**45,084**
Other Assets and Liabilities, Net - 0.0%		**10**
Total Net Assets - 100.0%		**$ 45,094**

* Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2010.

† At April 30, 2010, the approximate tax basis cost of the Fund's investments was $42,566 (000), and the unrealized appreciation and depreciation were $3,181 (000) and $(663) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of April 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1		Level 2	Level 3		Total
Investments						
Affiliated Mutual Funds	$	44,833	$ -	$ -	$	44,833
Money Market Fund		251	-	-		251
Total Investments	$	45,084	$ -	$ -	$	45,084

Old Mutual Asset Allocation Balanced Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 99.2%		
Corporate/Preferred-High Yield - 3.9%		
Old Mutual Dwight High Yield Fund	323,347	$ 3,515
Total Corporate/Preferred-High Yield		3,515
Government/Corporate - 36.2%		
Old Mutual Barrow Hanley Core Bond Fund	2,080,578	21,929
Old Mutual Dwight Intermediate Fixed Income Fund	544,766	5,617
Old Mutual Dwight Short Term Fixed Income Fund	490,615	4,941
Total Government/Corporate		32,487
Growth - 1.9%		
Old Mutual Copper Rock Emerging Growth Fund*	172,022	1,682
Total Growth		1,682
Growth & Income-Large Cap - 5.6%		
Old Mutual Focused Fund	227,050	4,997
Total Growth & Income-Large Cap		4,997
Growth & Income-Small Cap - 0.8%		
Old Mutual Strategic Small Company Fund	73,721	723
Total Growth & Income-Small Cap		723
Growth-Large Cap - 7.3%		
Old Mutual Large Cap Growth Fund	395,851	6,595
Total Growth-Large Cap		6,595
International Equity - 12.7%		
Old Mutual International Equity Fund	1,367,105	11,402
Total International Equity		11,402
Market Neutral-Equity - 2.3%		
Old Mutual Analytic U.S. Long/Short Fund	191,164	2,063
Total Market Neutral-Equity		2,063
Sector Fund-Real Estate - 2.5%		
Old Mutual Heitman REIT Fund	292,580	2,206
Total Sector Fund-Real Estate		2,206
Value - 13.1%		
Old Mutual Barrow Hanley Value Fund	1,888,292	11,707
Total Value		11,707
Value-Mip Cap - 6.6%		
Old Mutual TS&W Mid-Cap Value Fund	731,256	5,887
Total Value-Mip Cap		5,887
Value-Small Cap - 6.3%		
Old Mutual TS&W Small Cap Value Fund	323,781	5,649
Total Value-Small Cap		5,649
Total Affiliated Mutual Funds (Cost $86,435)		**88,913**
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.098% (A)	905,135	905
Total Money Market Fund (Cost $905)		**905**
Total Investments - 100.2% (Cost $87,340)†		**89,818**
Other Assets and Liabilities, Net - (0.2)%		**(152)**
Total Net Assets - 100.0%		**$ 89,666**

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2010.

† At April 30, 2010, the approximate tax basis cost of the Fund's investments was $87,340 (000), and the unrealized appreciation and depreciation were $6,919 (000) and $(4,441) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of April 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1		Level 2	Level 3		Total
Investments						
Affiliated Mutual Funds	$	88,913	$ -	$ -	$	88,913
Money Market Fund		905	-	-		905
Total Investments	$	89,818	$ -	$ -	$	89,818

Old Mutual Asset Allocation Moderate Growth Portfolio

SCHEDULE OF INVESTMENTS

AS OF APRIL 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 99.4%		
Government/Corporate - 20.3%		
Old Mutual Barrow Hanley Core Bond Fund	1,663,534	$ 17,534
Old Mutual Dwight Intermediate Fixed Income Fund	330,521	3,408
Old Mutual Dwight Short Term Fixed Income Fund	64,673	651
Total Government/Corporate		21,593
Growth - 2.7%		
Old Mutual Copper Rock Emerging Growth Fund*	293,829	2,874
Total Growth		2,874
Growth & Income-Large Cap - 6.6%		
Old Mutual Focused Fund	320,213	7,048
Total Growth & Income-Large Cap		7,048
Growth & Income-Small Cap - 0.8%		
Old Mutual Strategic Small Company Fund	88,642	869
Total Growth & Income-Small Cap		869
Growth-Large Cap - 10.1%		
Old Mutual Large Cap Growth Fund	643,338	10,718
Total Growth-Large Cap		10,718
International Equity - 18.3%		
Old Mutual International Equity Fund	2,324,099	19,383
Total International Equity		19,383
Market Neutral-Equity - 4.5%		
Old Mutual Analytic U.S. Long/Short Fund	438,868	4,735
Total Market Neutral-Equity		4,735
Sector Fund-Real Estate - 5.2%		
Old Mutual Heitman REIT Fund	736,025	5,550
Total Sector Fund-Real Estate		5,550
Value - 13.0%		
Old Mutual Barrow Hanley Value Fund	2,233,465	13,847
Total Value		13,847
Value-Mip Cap - 8.0%		
Old Mutual TS&W Mid-Cap Value Fund	1,052,960	8,476
Total Value-Mip Cap		8,476
Value-Small Cap - 9.9%		
Old Mutual TS&W Small Cap Value Fund	605,085	10,558
Total Value-Small Cap		10,558
Total Affiliated Mutual Funds (Cost $106,932)		**105,651**
Money Market Fund - 0.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.098% (A)	752,947	753
Total Money Market Fund (Cost $753)		**753**
Total Investments - 100.1% (Cost $107,685)†		**106,404**
Other Assets and Liabilities, Net - (0.1)%		**(151)**
Total Net Assets - 100.0%		**$ 106,253**

* Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common

control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2010.

† At April 30, 2010, the approximate tax basis cost of the Fund's investments was $107,685 (000), and the unrealized appreciation and depreciation were $9,257 (000) and $(10,538) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of April 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1		Level 2		Level 3		Total
Investments							
Affiliated Mutual Funds	$	105,651	$	-	$	-	$ 105,651
Money Market Fund		753		-		-	753
Total Investments	$	106,404	$	-	$	-	$ 106,404

Old Mutual Asset Allocation Growth Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 99.1%		
Government/Corporate - 2.9%		
Old Mutual Barrow Hanley Core Bond Fund	178,646	$ 1,883
Total Government/Corporate		1,883
Growth - 3.8%		
Old Mutual Copper Rock Emerging Growth Fund*	249,649	2,442
Total Growth		2,442
Growth & Income-Large Cap - 6.7%		
Old Mutual Focused Fund	196,643	4,328
Total Growth & Income-Large Cap		4,328
Growth & Income-Small Cap - 1.3%		
Old Mutual Strategic Small Company Fund	84,139	825
Total Growth & Income-Small Cap		825
Growth-Large Cap - 12.0%		
Old Mutual Large Cap Growth Fund	467,170	7,783
Total Growth-Large Cap		7,783
International Equity - 25.5%		
Old Mutual International Equity Fund	1,986,946	16,571
Total International Equity		16,571
Market Neutral-Equity - 4.2%		
Old Mutual Analytic U.S. Long/Short Fund	250,073	2,698
Total Market Neutral-Equity		2,698
Sector Fund-Real Estate - 8.4%		
Old Mutual Heitman REIT Fund	726,668	5,479
Total Sector Fund-Real Estate		5,479
Value - 15.2%		
Old Mutual Barrow Hanley Value Fund	1,595,228	9,891
Total Value		9,891
Value-Mip Cap - 9.9%		
Old Mutual TS&W Mid-Cap Value Fund	795,295	6,402
Total Value-Mip Cap		6,402
Value-Small Cap - 9.2%		
Old Mutual TS&W Small Cap Value Fund	343,478	5,993
Total Value-Small Cap		5,993
Total Affiliated Mutual Funds (Cost $66,603)		**64,295**
Money Market Fund - 0.5%		
Dreyfus Cash Management Fund, Institutional Class, 0.098% (A)	346,136	346
Total Money Market Fund (Cost $346)		**346**
Total Investments - 99.6% (Cost $66,949)†		**64,641**
Other Assets and Liabilities, Net - 0.4%		**252**
Total Net Assets - 100.0%		**$ 64,893**

* Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
    control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
    investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2010.

 † At April 30, 2010, the approximate tax basis cost of the Fund's investments was $66,949 (000), and the unrealized appreciation and depreciation
were $4,538 (000) and $(6,846) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$ 64,295	$ -	$ -	$ 64,295
Money Market Fund	346	-	-	346
Total Investments	$ 64,641	$ -	$ -	$ 64,641

Old Mutual Analytic Fund
SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2010 (UNAUDITED)

Description	Shares/Face Amount (000)/ Contracts	Value (000)
Common Stock - 120.2%		
Aerospace/Defense - 4.5%		
General Dynamics (B)	37,945	$ 2,897
Lockheed Martin (B)	14,593	1,239
Northrop Grumman	3,374	229
Total Aerospace/Defense		4,365
Aerospace/Defense-Equipment - 2.3%		
United Technologies (B)	29,866	2,238
Total Aerospace/Defense-Equipment		2,238
Airlines - 0.5%		
Delta Airlines*	38,252	462
Total Airlines		462
Applications Software - 4.9%		
Microsoft (B)	153,964	4,702
Total Applications Software		4,702
Auto-Cars/Light Trucks - 2.5%		
Ford Motor* (B)	185,973	2,421
Total Auto-Cars/Light Trucks		2,421
Building-Residential/Commercial - 0.2%		
NVR*	233	167
Total Building-Residential/Commercial		167
Cable/Satellite TV - 3.6%		
DISH Network, Cl A	72,443	1,605
Time Warner Cable (B)	32,780	1,844
Total Cable/Satellite TV		3,449
Cellular Telecommunications - 3.5%		
NII Holdings, Cl B* (B)	44,306	1,879
Sprint Nextel* (B)	362,778	1,542
Total Cellular Telecommunications		3,421
Chemicals-Diversified - 3.5%		
Dow Chemical	8,438	260
E.I. du Pont de Nemours	30,643	1,221
Huntsman (B)	163,343	1,864
Total Chemicals-Diversified		3,345
Chemicals-Specialty - 0.4%		
Eastman Chemical	6,224	417
Total Chemicals-Specialty		417
Commercial Banks-Eastern US - 0.5%		
M&T Bank	5,735	501
Total Commercial Banks-Eastern US		501
Commercial Banks-Southern US - 0.1%		
First Citizens BancShares, Cl A	411	85
Total Commercial Banks-Southern US		85
Commercial Services-Finance - 1.9%		
Lender Processing Services	9,176	346
Moody's	59,873	1,480
Total Commercial Services-Finance		1,826
Computer Services - 0.3%		
Computer Sciences*	557	29
DST Systems	5,671	241
Total Computer Services		270
Computers - 6.1%		
Dell*	91,599	1,482
International Business Machines (B)	34,071	4,395
Total Computers		5,877
Distribution/Wholesale - 0.7%		
Ingram Micro, Cl A*	37,914	689
WESCO International*	454	18
Total Distribution/Wholesale		707
Diversified Banking Institution - 3.5%		
Bank of America (B)	15,449	275
Citigroup*	15,912	70
Goldman Sachs Group (B)	21,020	3,052
Total Diversified Banking Institution		3,397
Electric-Generation - 1.1%		
AES*	91,896	1,060
Total Electric-Generation		1,060
Electric-Integrated - 2.3%		
Allegheny Energy	1,595	35
Constellation Energy Group	3,482	123

Exelon	47,033	2,050
Total Electric-Integrated		2,208
Electronic Components-Miscellaneous - 2.2%		
Jabil Circuit (B)	140,625	2,154
Total Electronic Components-Miscellaneous		2,154
Electronic Components-Semiconductors - 4.4%		
Micron Technology*	165,353	1,546
National Semiconductor	806	12
Texas Instruments (B)	102,864	2,676
Total Electronic Components-Semiconductors		4,234
Electronic Parts Distribution - 1.1%		
Tech Data* (B)	24,221	1,039
Total Electronic Parts Distribution		1,039
Engineering/R&D Services - 2.0%		
Fluor (B)	36,536	1,931
Total Engineering/R&D Services		1,931
Finance-Credit Card - 3.5%		
American Express (B)	72,438	3,341
Total Finance-Credit Card		3,341
Finance-Other Services - 0.3%		
NYSE Euronext	8,458	276
Total Finance-Other Services		276
Food-Meat Products - 1.0%		
Tyson Foods, Cl A	47,922	939
Total Food-Meat Products		939
Food-Miscellaneous/Diversified - 1.8%		
Sara Lee	124,882	1,776
Total Food-Miscellaneous/Diversified		1,776
Food-Retail - 1.9%		
SUPERVALU (B)	120,567	1,796
Total Food-Retail		1,796
Food-Wholesale/Distribution - 1.8%		
Sysco (B)	53,644	1,692
Total Food-Wholesale/Distribution		1,692
Forestry - 0.2%		
Plum Creek Timber	4,242	169
Total Forestry		169
Gas-Distribution - 1.4%		
Energen	28,172	1,377
Total Gas-Distribution		1,377
Industrial Gases - 0.1%		
Airgas	803	51
Total Industrial Gases		51
Investment Management/Advisory Services - 0.7%		
Federated Investors, Cl B	28,358	684
Total Investment Management/Advisory Services		684
Machinery-Construction & Mining - 0.4%		
Joy Global	7,172	407
Total Machinery-Construction & Mining		407
Medical Products - 4.8%		
Johnson & Johnson (B)	62,297	4,006
Stryker (B)	10,645	611
Total Medical Products		4,617
Medical-Biomedical/Genetic - 5.1%		
Amgen* (B)	58,812	3,373
Biogen Idec* (B)	28,441	1,514
Millipore*	522	55
Total Medical-Biomedical/Genetic		4,942
Medical-Drugs - 0.1%		
Cephalon*	1,094	70
Total Medical-Drugs		70
Medical-HMO - 1.8%		
WellPoint* (B)	32,467	1,747
Total Medical-HMO		1,747
Medical-Wholesale Drug Distributors - 8.0%		
AmerisourceBergen (B)	60,218	1,858
Cardinal Health (B)	83,799	2,907
McKesson (B)	45,934	2,977
Total Medical-Wholesale Drug Distributors		7,742
Metal-Copper - 0.3%		
Freeport-McMoRan Copper & Gold	3,793	286
Total Metal-Copper		286
Multimedia - 4.9%		
Time Warner (B)	97,511	3,226
Viacom, Cl B*	42,209	1,491
Total Multimedia		4,717
Non-Hazardous Waste Disposal - 0.3%		
Waste Management	9,143	317
Total Non-Hazardous Waste Disposal		317

Oil Companies-Exploration & Production - 0.3%		
XTO Energy	5,273	251
Total Oil Companies-Exploration & Production		251
Oil Companies-Integrated - 11.4%		
Chevron (B)	53,497	4,357
ConocoPhillips (B)	63,511	3,759
Exxon Mobil	540	37
Murphy Oil (B)	47,689	2,869
Total Oil Companies-Integrated		11,022
Oil-Field Services - 0.2%		
Baker Hughes	1,063	53
Smith International	2,320	111
Total Oil-Field Services		164
Photo Equipment & Supplies - 0.5%		
Eastman Kodak*	82,473	505
Total Photo Equipment & Supplies		505
Power Conversion/Supply Equipment - 0.8%		
Hubbell, Cl B	17,451	811
Total Power Conversion/Supply Equipment		811
Publishing-Newspapers - 0.1%		
New York Times, Cl A*	9,421	93
Total Publishing-Newspapers		93
Reinsurance - 0.1%		
Endurance Specialty Holdings	2,520	93
Total Reinsurance		93
REITs-Hotels - 0.1%		
Hospitality Properties Trust	4,300	114
Total REITs-Hotels		114
REITs-Mortgage - 1.1%		
Annaly Capital Management	5,398	92
Chimera Investment	242,512	987
Total REITs-Mortgage		1,079
Retail-Drug Store - 2.3%		
Walgreen (B)	61,707	2,169
Total Retail-Drug Store		2,169
S&L/Thrifts-Eastern US - 1.8%		
New York Community Bancorp	107,932	1,778
Total S&L/Thrifts-Eastern US		1,778
Super-Regional Banks-US - 7.6%		
PNC Financial Services Group	7,898	531
US Bancorp (B)	85,803	2,297
Wells Fargo (B)	136,042	4,504
Total Super-Regional Banks-US		7,332
Tobacco - 3.1%		
Philip Morris International (B)	60,575	2,973
Total Tobacco		2,973
Transport-Services - 0.3%		
United Parcel Service, Cl B	4,774	330
Total Transport-Services		330
Total Common Stock (Cost $97,745)		**115,936**
U.S. Treasury Obligations - 2.0%		
U.S. Treasury Bill		
0.310%, 02/10/11(C)	$ 1,910	1,905
Total U.S. Treasury Obligations (Cost $1,905)		**1,905**
Money Market Fund - 2.4%		
Dreyfus Cash Management Fund, Institutional Class, 0.098% (A)	2,285,514	2,286
Total Money Market Fund (Cost $2,286)		**2,286**
Total Investments - 124.6% (Cost $101,936)†		**120,127**
Securities Sold Short - (20.1)%		
Advertising Sales - (0.4)%		
Clear Channel Outdoor Holdings, Cl A*	(31,919)	(370)
Total Advertising Sales		(370)
Aerospace/Defense-Equipment - (0.7)%		
BE Aerospace*	(24,130)	(717)
Total Aerospace/Defense-Equipment		(717)
Agricultural Chemicals - (0.3)%		
Intrepid Potash*	(10,811)	(284)
Total Agricultural Chemicals		(284)
Applications Software - (0.4)%		
Nuance Communications*	(21,516)	(393)
Total Applications Software		(393)
Batteries/Battery Systems - (0.1)%		
A123 Systems*	(9,913)	(123)
Total Batteries/Battery Systems		(123)
Broadcast Services/Programming - (1.8)%		
Liberty Media - Capital, Ser A*	(40,079)	(1,774)
Total Broadcast Services/Programming		(1,774)
Commercial Banks-Central US - (1.1)%		
Marshall & Ilsley	(112,513)	(1,024)

Total Commercial Banks-Central US		(1,024)
Commercial Services-Finance - (0.6)%		
Interactive Data	(878)	(29)
Morningstar*	(11,247)	(529)
Total Commercial Services-Finance		(558)
Dialysis Centers - (0.1)%		
DaVita*	(983)	(61)
Total Dialysis Centers		(61)
Electronic Components-Semiconductors - (1.5)%		
MEMC Electronic Materials*	(22,604)	(293)
Rambus*	(46,685)	(1,126)
Total Electronic Components-Semiconductors		(1,419)
Finance-Investment Banker/Broker - (0.5)%		
Interactive Brokers Group, Cl A*	(27,107)	(465)
Total Finance-Investment Banker/Broker		(465)
Funeral Services & Related Items - (0.2)%		
Service Corp International	(21,923)	(197)
Total Funeral Services & Related Items		(197)
Human Resources - (0.4)%		
Monster Worldwide*	(19,842)	(346)
Total Human Resources		(346)
Medical-Biomedical/Genetic - (2.0)%		
Abraxis Bioscience*	(2,192)	(110)
Dendreon*	(13,213)	(716)
Vertex Pharmaceuticals*	(27,710)	(1,074)
Total Medical-Biomedical/Genetic		(1,900)
Medical-Drugs - (1.1)%		
King Pharmaceuticals*	(110,062)	(1,079)
Total Medical-Drugs		(1,079)
Multi-line Insurance - (0.4)%		
Genworth Financial, Cl A*	(16,176)	(267)
Old Republic International	(10,159)	(152)
Total Multi-line Insurance		(419)
Oil & Gas Drilling - (0.2)%		
Seahawk Drilling*	(9,577)	(160)
Total Oil & Gas Drilling		(160)
Oil Companies-Exploration & Production - (1.0)%		
Cobalt International Energy*	(7,326)	(84)
Petrohawk Energy*	(14,842)	(320)
Range Resources	(8,282)	(396)
Southwestern Energy*	(4,530)	(180)
Total Oil Companies-Exploration & Production		(980)
Oil Refining & Marketing - (0.0)%		
Frontier Oil	(1,234)	(19)
Total Oil Refining & Marketing		(19)
REITs-Warehouse/Industrial - (2.0)%		
ProLogis	(148,677)	(1,958)
Total REITs-Warehouse/Industrial		(1,958)
Research & Development - (0.3)%		
Pharmaceutical Product Development	(9,039)	(249)
Total Research & Development		(249)
Retirement/Aged Care - (0.5)%		
Brookdale Senior Living*	(21,508)	(462)
Total Retirement/Aged Care		(462)
Semiconductor Components-Integrated Circuits - (0.3)%		
Cypress Semiconductor*	(21,539)	(278)
Total Semiconductor Components-Integrated Circuits		(278)
Telecommunications Equipment-Fiber Optics - (1.4)%		
Ciena*	(75,478)	(1,396)
Total Telecommunications Equipment-Fiber Optics		(1,396)
Telecommunications Services - (0.0)%		
Clearwire, Cl A*	(3,680)	(28)
Total Telecommunications Services		(28)
Television - (0.8)%		
Central European Media Enterprises, Cl A*	(21,707)	(738)
Total Television		(738)
X-Ray Equipment - (2.0)%		
Hologic*	(109,406)	(1,955)
Total X-Ray Equipment		(1,955)
Total Securities Sold Short (Proceeds received $(16,157))		**(19,352)**
Written Option Contracts - (3.1)%		
Call Option - (3.0)%		
CBOE Dow Jones Industry Average Index May 2010, 100 Call Strike Price: $107*	(500)	(205)
CBOE Dow Jones Industry Average Index May 2010, 100 Call Strike Price: $116*	(335)	(3)

ISE U.S. Regional Banks Index			
May 2010, 100 Call			
Strike Price: $27.5*		(1,335)	(147)
Morgan Stanley Cyclical Index			
May 2010, 100 Call			
Strike Price: $920*		(10)	(36)
NYSE Arca Natural Gas Index			
May 2010, 100 Call			
Strike Price: $520*		(45)	(195)
Philadelphia Housing Index			
May 2010, 100 Call			
Strike Price: $108*		(100)	(187)
Philadelphia Utility Index			
May 2010, 100 Call			
Strike Price: $395*		(40)	(66)
S&P 100 Index			
May 2010, 100 Call			
Strike Price: $510*		(522)	(1,796)
S&P 400 Midcap Index			
May 2010, 100 Call			
Strike Price: $800*		(45)	(151)
S&P 400 Midcap Index			
May 2010, 100 Call			
Strike Price: $880*		(50)	(5)
S&P 500 Index			
May 2010, 100 Call			
Strike Price: $1,225*		(235)	(115)
Total Call Option			**(2,906)**
Put Option - (0.1)%			
S&P 500 Index			
May 2010, 100 Put			
Strike Price: $1,200*		(50)	(130)
Total Put Option			**(130)**
Total Written Option Contracts (Proceeds received $(4,739))			**(3,036)**
Other Assets and Liabilities, Net - (1.4)%			**(1,316)**
Total Net Assets - 100.0%			**$ 96,423**

The Fund had the following futures contracts open as of April 30, 2010:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Long Positions:				
CAC 40 Index Future	58	$ 2,891	05/21/2010	$ (168)
FTSE 100 Index Future	21	1,770	06/18/2010	(64)
FTSE/MIB 100 Index Future	6	845	06/18/2010	(37)
IBEX 35 Index Future	21	2,889	05/21/2010	(272)
S&P 500 EMINI Index Future	7	414	06/18/2010	(6)
SPI 200 Index Future	2	223	06/17/2010	(2)
Short Positions:				
AEX Index Future	(33)	(3,019)	05/21/2010	57
DAX Index Future	(15)	(3,061)	06/18/2010	(96)
Hang Seng Index Future	(15)	(2,017)	05/28/2010	38
OMXS30 Index Future	(11)	(160)	05/21/2010	(4)
S&P/TSX 60 Index Future	(6)	(844)	06/17/2010	(18)
TOPIX Index Future	(5)	(523)	06/10/2010	(34)
				$ (606)

As of April 30, 2010, the Fund had the following forward foreign currency contracts outstanding:

Counterparty	Settlement Date		Currency to Deliver		Currency to Receive	Unrealized Appreciation (Depreciation) (000)
Morgan Stanley & Co	06/16/10	USD	(5,417,400)	AUD	6,000,000	$ 102
Morgan Stanley & Co	06/16/10	USD	(3,000,810)	CAD	3,000,000	(47)
Morgan Stanley & Co	06/16/10	USD	(935,217)	CHF	1,000,000	(5)
Morgan Stanley & Co	06/16/10	USD	(3,339,642)	JPY	300,000,000	(144)
Morgan Stanley & Co	06/16/10	USD	(5,590,652)	SEK	40,000,000	(65)
Morgan Stanley & Co	06/16/10	CAD	(1,000,000)	USD	974,592	(10)
Morgan Stanley & Co	06/16/10	CHF	(4,000,000)	USD	3,717,230	(3)
Morgan Stanley & Co	06/16/10	EUR	(4,000,000)	USD	5,432,200	106
Morgan Stanley & Co	06/16/10	GBP	(1,000,000)	USD	1,498,840	(30)
Morgan Stanley & Co	06/16/10	JPY	(200,000,000)	USD	2,129,223	(1)
Morgan Stanley & Co	06/16/10	NOK	(20,000,000)	USD	3,344,521	(40)
Morgan Stanley & Co	06/16/10	NZD	(4,000,000)	USD	2,780,840	(116)
						$ (253)

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2010.
(B) - All or portion of this security is held as cover for securities sold short, forward foreign currency contracts or open written option contracts.
(C) - All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

AUD - Australian Dollar
CAD - Canadian Dollar
CHF - Swiss Franc
CI - Class
EUR - Euro
GBP - British Pound Sterling
HMO - Health Maintenance Organization
JPY - Japanese Yen
NOK - Norwegian Krone
NZD - New Zealand Dollar
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings and Loan
SEK - Swedish Krona
Ser - Series

† At April 30, 2010, the approximate tax basis cost of the Fund's investments was $101,936 (000), and the unrealized appreciation and depreciation were $19,817 (000) and $(1,626) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

In March 2008, Financial Accounting Standards Board ("FASB") Accounting Standards Codification 815-10, Disclosures about Derivative Instruments and Hedging Activities ("ASC 815-10") - an amendment of FASB Statement No. 133, was issued and is effective for fiscal years and interim periods beginning after November 15, 2008. ASC 815-10 requires enhanced disclosures about how and why an entity uses derivative instruments and how derivative instruments affect an entity's financial position, financial performance, and cash flows.

The following is a summary of the fair values by risk exposure category of derivative instruments as of April 30, 2010:

Derivatives not designated as hedging instruments, carried at fair value	Asset derivatives Fair value (000)		Liability derivatives Fair value (000)	
Equity contracts	$	95 ††	$	(3,737) ††
Foreign exchange contracts		208		(461)
Total	$	303	$	(4,198)

†† Includes cumulative appreciation/depreciation of futures contracts as reported in the notes to the Schedule of Investments.

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 115,936	$ -	$ -	$ 115,936
U.S. Treasury Obligations	-	1,905	-	1,905
Money Market Fund	2,286	-	-	2,286
Securities Sold Short				
Securities Sold Short	(19,352)	-	-	(19,352)
Other Financial Instruments				
Futures Contracts*	(606)	-	-	(606)
Written Option Contracts	(3,036)	-	-	(3,036)
Forward Foreign Currency Contracts*	-	(253)	-	(253)
Total Investments	$ 95,228	$ 1,652	$ -	$ 96,880

* Futures contracts and forward foreign currency contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Copper Rock Emerging Growth Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 98.9%		
Aerospace/Defense - 3.9%		
TransDigm Group	53,043	$ 2,932
Total Aerospace/Defense		2,932
Aerospace/Defense-Equipment - 0.7%		
Orbital Sciences*	30,261	556
Total Aerospace/Defense-Equipment		556
Apparel Manufacturers - 0.9%		
Carter's*	20,445	659
Total Apparel Manufacturers		659
Auction House/Art Dealer - 0.7%		
Sotheby's	16,415	548
Total Auction House/Art Dealer		548
Audio/Video Products - 1.1%		
TiVo*	47,948	840
Total Audio/Video Products		840
Building Products-Cement/Aggregate - 0.6%		
Martin Marietta Materials	4,950	475
Total Building Products-Cement/Aggregate		475
Chemicals-Diversified - 1.9%		
Solutia*	83,491	1,469
Total Chemicals-Diversified		1,469
Coal - 0.8%		
Walter Energy	7,898	638
Total Coal		638
Coffee - 1.9%		
Green Mountain Coffee Roasters*	19,948	1,449
Total Coffee		1,449
Commercial Banks-Eastern US - 0.9%		
Signature Bank*	17,257	697
Total Commercial Banks-Eastern US		697
Commercial Services - 3.1%		
Alliance Data Systems*	24,054	1,806
HMS Holdings*	10,230	547
Total Commercial Services		2,353
Computer Aided Design - 0.7%		
Parametric Technology*	27,328	508
Total Computer Aided Design		508
Computer Services - 2.2%		
SYKES Enterprises*	46,680	1,061
VanceInfo Technologies ADR*	25,097	599
Total Computer Services		1,660
Computers-Integrated Systems - 1.7%		
Micros Systems*	35,729	1,328
Total Computers-Integrated Systems		1,328
Consulting Services - 2.2%		
Gartner*	29,473	710
SAIC*	55,450	965
Total Consulting Services		1,675
Data Processing/Management - 1.3%		
Acxiom*	22,000	420
CommVault Systems*	27,145	569
Total Data Processing/Management		989
Decision Support Software - 1.0%		
MSCI, Cl A*	20,877	723
Total Decision Support Software		723
Dental Supplies & Equipment - 0.5%		
Sirona Dental Systems*	9,672	403
Total Dental Supplies & Equipment		403
E-Commerce/Products - 0.5%		
Shutterfly*	17,160	404
Total E-Commerce/Products		404
E-Commerce/Services - 0.8%		
priceline.com*	2,272	595
Total E-Commerce/Services		595

Educational Software - 1.0%		
Blackboard*	18,112	771
Total Educational Software		771
Electronic Components-Semiconductors - 3.4%		
Cree*	7,736	566
Netlogic Microsystems*	23,287	726
Silicon Laboratories*	10,569	511
Skyworks Solutions*	46,175	778
Total Electronic Components-Semiconductors		2,581
Enterprise Software/Services - 2.7%		
Informatica*	35,532	889
Ultimate Software Group*	35,324	1,182
Total Enterprise Software/Services		2,071
Finance-Consumer Loans - 1.1%		
Portfolio Recovery Associates*	12,817	852
Total Finance-Consumer Loans		852
Finance-Investment Banker/Broker - 1.2%		
Greenhill	10,105	888
Total Finance-Investment Banker/Broker		888
Food-Retail - 0.6%		
Whole Foods Market*	12,221	477
Total Food-Retail		477
Footwear & Related Apparel - 0.7%		
Skechers U.S.A., Cl A*	14,061	539
Total Footwear & Related Apparel		539
Home Furnishings - 1.2%		
Tempur-Pedic International*	27,695	933
Total Home Furnishings		933
Human Resources - 2.9%		
Monster Worldwide*	47,810	833
Robert Half International	35,668	977
SuccessFactors*	18,501	387
Total Human Resources		2,197
Internet Infrastructure Software - 1.4%		
F5 Networks*	15,362	1,051
Total Internet Infrastructure Software		1,051
Intimate Apparel - 1.5%		
Warnaco Group*	23,036	1,102
Total Intimate Apparel		1,102
Investment Management/Advisory Services - 3.0%		
Affiliated Managers Group*	27,035	2,276
Total Investment Management/Advisory Services		2,276
Machinery-General Industry - 3.5%		
Roper Industries	43,637	2,663
Total Machinery-General Industry		2,663
Machinery-Pumps - 2.1%		
Flowserve	13,620	1,561
Total Machinery-Pumps		1,561
Medical Instruments - 4.8%		
Conceptus*	31,013	587
Edwards Lifesciences*	9,262	955
ev3*	31,799	608
NuVasive*	11,342	472
Thoratec*	22,884	1,020
Total Medical Instruments		3,642
Medical Products - 1.6%		
Hanger Orthopedic Group*	26,568	495
Zoll Medical*	23,364	714
Total Medical Products		1,209
Medical-Biomedical/Genetic - 2.9%		
Alexion Pharmaceuticals*	11,010	604
Dendreon*	8,843	480
Human Genome Sciences*	9,771	271
Regeneron Pharmaceuticals*	15,051	384
United Therapeutics*	8,091	460
Total Medical-Biomedical/Genetic		2,199
Medical-Drugs - 0.6%		
Auxilium Pharmaceuticals*	13,299	473
Total Medical-Drugs		473
Medical-Generic Drugs - 1.0%		
Perrigo	12,667	773

Total Medical-Generic Drugs		773
Medical-Outpatient/Home Medical - 1.0%		
Lincare Holdings*	16,367	764
Total Medical-Outpatient/Home Medical		764
Networking Products - 3.5%		
Polycom*	82,237	2,677
Total Networking Products		2,677
Office Furnishings-Original - 1.2%		
Herman Miller	41,217	875
Total Office Furnishings-Original		875
Oil & Gas Drilling - 1.8%		
Atlas Energy*	12,982	468
Rowan*	31,290	932
Total Oil & Gas Drilling		1,400
Oil Companies-Exploration & Production - 2.0%		
Arena Resources*	23,990	886
Concho Resources*	10,387	590
Rosetta Resources*	2,065	51
Total Oil Companies-Exploration & Production		1,527
Oil Field Machinery & Equipment - 0.3%		
Dril-Quip*	4,287	248
Total Oil Field Machinery & Equipment		248
Pharmacy Services - 2.1%		
Catalyst Health Solutions*	24,357	1,031
SXC Health Solutions*	7,796	543
Total Pharmacy Services		1,574
Physician Practice Management - 0.9%		
IPC The Hospitalist*	21,971	682
Total Physician Practice Management		682
Power Conversion/Supply Equipment - 0.6%		
Advanced Energy Industries*	29,762	438
Total Power Conversion/Supply Equipment		438
Printing-Commercial - 0.9%		
VistaPrint*	13,883	716
Total Printing-Commercial		716
REITs-Diversified - 0.6%		
Digital Realty Trust	7,190	422
Total REITs-Diversified		422
Research & Development - 1.7%		
Parexel International*	55,210	1,302
Total Research & Development		1,302
Retail-Apparel/Shoe - 4.2%		
Guess?	16,166	742
Gymboree*	17,978	883
J Crew Group*	16,254	755
Urban Outfitters*	22,200	833
Total Retail-Apparel/Shoe		3,213
Retail-Jewelry - 1.0%		
Tiffany	16,471	799
Total Retail-Jewelry		799
Retail-Restaurants - 1.1%		
Chipotle Mexican Grill*	6,375	860
Total Retail-Restaurants		860
Schools - 3.8%		
Capella Education*	6,589	597
DeVry	23,315	1,455
Strayer Education	3,344	813
Total Schools		2,865
Semiconductor Components-Integrated Circuits - 1.3%		
Emulex*	85,452	1,004
Total Semiconductor Components-Integrated Circuits		1,004
Telecommunications Equipment-Fiber Optics - 0.9%		
Finisar*	45,297	678
Total Telecommunications Equipment-Fiber Optics		678
Therapeutics - 1.4%		
BioMarin Pharmaceutical*	23,857	558
Onyx Pharmaceuticals*	16,404	474
Total Therapeutics		1,032
Transport-Services - 0.7%		
HUB Group, Cl A*	15,628	500
Total Transport-Services		500

Veterinary Diagnostics - 1.0%		
VCA Antech*	26,465	753
Total Veterinary Diagnostics		753
Web Hosting/Design - 0.8%		
Rackspace Hosting*	34,976	628
Total Web Hosting/Design		628
Wireless Equipment - 1.5%		
SBA Communications, Cl A*	33,049	1,169
Total Wireless Equipment		1,169
Total Common Stock (Cost $62,620)		**75,285**
Investment Company - 0.8%		
Growth-Mid Cap - 0.3%		
iShares Russell Midcap Growth Index Fund	4,628	232
Total Growth-Mid Cap		232
Growth-Small Cap - 0.5%		
iShares Russell 2000 Growth Index Fund	5,073	387
Total Growth-Small Cap		387
Total Investment Company (Cost $619)		**619**
Money Market Fund - 1.6%		
Dreyfus Cash Management Fund, Institutional Class, 0.098% (A)	1,220,277	1,220
Total Money Market Fund (Cost $1,220)		**1,220**
Total Investments - 101.3% (Cost $64,459)†		**77,124**
Other Assets and Liabilities, Net - (1.3)%		**(1,009)**
Total Net Assets - 100.0%	$	**76,115**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2010.

ADR - American Depositary Receipt
Cl - Class
REITs - Real Estate Investment Trusts

† At April 30, 2010, the approximate tax basis cost of the Fund's investments was $64,459 (000), and the unrealized appreciation and depreciation were $13,212 (000) and $(547) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2010 in valuing the Fund's net assets were as follows (000):

Description		Level 1		Level 2		Level 3		Total
Investments								
Common Stock	$	75,285	$	-	$	-	$	75,285
Investment Company		619		-		-		619
Money Market Fund		1,220		-		-		1,220
Total Investments	$	77,124	$	-	$	-	$	77,124

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual International Equity Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 1.2%		
B2B/E-Commerce - 0.0%		
Global Sources*	319	$ 2
Total B2B/E-Commerce		2
Commercial Banks Non-US - 0.3%		
Allied Irish Banks ADR*	42,024	161
Total Commercial Banks Non-US		161
Computers - 0.5%		
Research In Motion*	3,371	240
Total Computers		240
Electronic Components-Miscellaneous - 0.2%		
NAM TAI Electronics*	14,900	75
Total Electronic Components-Miscellaneous		75
Paper & Related Products - 0.2%		
Cascades	14,700	115
Total Paper & Related Products		115
Total Common Stock (Cost $530)		**593**
Foreign Common Stock - 96.7%		
Australia - 6.1%		
BHP Billiton	38,324	1,401
Origin Energy	9,472	142
RCR Tomlinson	49,896	51
RHG*	87,115	55
Rio Tinto	9,916	648
Santos	64,682	821
Total Australia		3,118
Austria - 1.5%		
Erste Group Bank	5,153	229
OMV	14,953	534
Telekom Austria	200	3
Voestalpine	127	5
Total Austria		771
Belgium - 1.5%		
Ageas*	25,279	78
Barco*	4,175	225
D'ieteren	718	336
Euronav	40	1
Kinepolis Group	940	52
Recticel	7,070	75
Total Belgium		767
Canada - 0.4%		
EnCana	2,400	79
QLT*	20,400	129
Total Canada		208
China - 0.6%		
Pacific Textile Holdings	100,000	59
SunVic Chemical Holdings	1,000	-
Yangzijiang Shipbuilding Holdings	272,000	264
Total China		323
Denmark - 1.6%		
Danisco A/S	1,644	119

Danske Bank A/S	24,899	650
Monberg & Thorsen A/S, Cl B	186	13
PER Aarsleff A/S, Cl B	283	26
Total Denmark		808
Finland - 0.1%		
Digia	5,565	42
Fiskars OYJ ABP	110	2
Total Finland		44
France - 5.6%		
AXA	75	1
BNP Paribas	13,240	909
Cegid Group	917	25
Cie des Alpes	832	27
Devoteam	1,809	50
ECA	846	16
Etam Developpement*	707	29
Groupe Steria SCA	14,228	447
LDC	129	14
Linedata Services	1,290	19
NetGem	4,971	21
Parrot*	8,935	137
Sanofi-Aventis*	17,128	1,168
Tessi	257	19
Video Futur Entertainment Group*	4,971	2
Total France		2,884
Germany - 11.1%		
ADVA AG Optical Networking*	21,136	118
Allianz SE	9,110	1,044
Amadeus Fire	2,335	64
Aurubis	2,900	147
BASF SE	16,929	984
Bavaria Industriekapital	925	15
Bayer	13,746	878
Cewe Color Holding	836	31
Deutsche Bank	668	47
Deutsche Telekom AG	74,444	969
E.ON	33,788	1,246
Freenet*	62	1
Koenig & Bauer*	565	11
Loewe	1,348	16
Medion	1,221	16
VTG	7,856	128
Total Germany		5,715
Greece - 0.6%		
National Bank of Greece*	5,961	96
OPAP	10,780	219
Total Greece		315
Hong Kong - 5.3%		
Allied Properties*	120,000	27
Amax Holdings*	5,922,000	107
Champion Technology Holdings	6,316,000	209
CLP Holdings	136,500	956
Courage Marine Group	17,000	3
Dickson Concepts International	19,000	12
DMX Technologies Group*	38,000	11
Dragon Hill Wuling Automobile Holdings*	130,000	16
Fairwood	45,500	47
Galaxy Entertainment Group*	138,000	64

Hannstar Board International Holdings	84,000	20
Hutchison Whampoa	114,000	782
Jardine Strategic Holdings	14,500	305
Kantone Holdings	570,000	13
Keck Seng Investments	24,900	14
Luen Thai Holdings	137,000	17
Next Media*	246,000	45
Victory City International Holdings	228,000	53
Wing On International	7,000	11
Total Hong Kong		2,712
Italy - 3.3%		
Banca Popolare dell'Emilia Romagna	169	2
De'Longhi SpA	6,503	28
Enel SpA	197,711	1,036
Engineering Ingegneria Informatica SpA*	1,424	46
Exor SpA	26	-
Milano Assicurazioni SpA	521	1
Telecom Italia SpA	241,174	337
UniCredit SpA	102,603	269
Total Italy		1,719
Japan - 23.0%		
Aeon	29,800	341
Airport Facilities	3,900	20
Alfresa Holdings	200	10
Allied Telesis Holdings	15,800	23
Ando	12,000	18
Arakawa Chemical Industries	5,500	69
Argo Graphics	1,700	19
Artnature	5,600	48
Asahi Industries	15	28
Astellas Pharma	24,400	854
Bando Chemical Industries	10,000	32
Best Bridal	4	12
Canon	50	2
Chubu Steel Plate	12,700	82
Combi	1,500	12
Daido Kogyo	8,000	14
Daihatsu Diesel Manufacturing	4,000	18
Daiichi Jitsugyo	4,000	12
Daiichikosho	4,200	56
Dainichi	1,800	14
Daito Bank	13,000	10
Faith	1,196	143
Fuji Electronics	1,800	23
Fuji Soft	2,200	39
Fujimori Kogyo	1,400	20
Fujitsu	76,100	535
Fujitsu Frontech	400	3
FuKoKu	2,000	16
Fukuda Denshi	1,300	31
Haruyama Trading	1,500	7
Haseko	500	1
Hazama	26,300	26
HI-LEX	2,800	35
Hitachi	161,000	708
Hokkan Holdings	4,000	11
Imasen Electric Industrial	884	15
INES	7,500	64

Innotech	2,200	17
Iwatani	21,000	61
JBCC Holdings	5,200	32
JMS	3,000	12
Joban Kosan	9,000	13
Kamei	3,000	15
Kanematsu Electronics	2,300	20
Kawasumi Laboratories	10,000	74
Koike Sanso Kogyo	6,000	18
Komatsu Seiren	10,000	41
Konishi	1,900	22
KRS	1,600	15
Kyodo Printing	12,000	35
Marubeni	104,000	614
Marubun	4,800	35
Mimasu Semiconductor Industry	1,500	22
Miraca Holdings	900	29
Mitani	500	3
Mitsui Home	2,000	12
Mr Max	3,500	17
Nagase	37,000	441
Namura Shipbuilding	17,400	93
NIC	13,900	58
Nichireki	12,000	61
NIFTY	10	8
Nihon Kagaku Sangyo	2,000	15
Nihon Yamamura Glass	1,000	3
Nippo	15,000	116
Nippon Game Card	26	32
Nippon Road	30,000	79
Nippon Steel	700	2
Nippon Steel Trading	1,000	3
NIS Group*	24,600	7
Nissan Motor	84,900	739
Nisshin Fudosan	2,900	21
Nissin Sugar Manufacturing	7,000	15
Noevir	500	5
Nojima	1,028	10
NTT	22,500	916
NTT Data	229	827
NTT DoCoMo	563	876
Obayashi Road	31,000	72
Piolax	2,800	59
Pressance	8	17
Raysum*	60	23
Relo Holdings	4,100	70
Riken Technos	8,000	25
Ryoden Trading	2,000	12
Ryoyo Electro	13,400	137
Saison Information Systems	2,800	20
Sakata INX	2,000	9
Sanko Marketing Foods	14	12
Satori Electric	6,400	59
Seika	9,000	21
Seria	1	2
Shidax	5,000	19
Shinsho	3,000	7
Sinanen	3,000	13

Soft99	2,400	16
Sojitz	245,300	442
Sony	22,400	767
Studio Alice	9,700	89
Sumikin Bussan	2,000	5
Sumitomo Pipe & Tube	2,700	18
SysproCatena	28	20
T&K Toka	1,500	23
Taiyo Elec	2,300	14
Takagi Securities	19,000	36
Techno Ryowa	1,200	6
Teikoku Sen-I	1,000	5
Toa Oil	11,000	12
Tomen Devices	800	16
Tomen Electronics	1,300	16
Tomoe	9,900	25
Torii Pharmaceutical	6,600	114
Tosei	53	21
Toshiba TEC	21,000	87
Totetsu Kogyo	29,000	167
Toyota Tsusho	20,700	309
Trancom	3,700	60
Universe	700	10
Watabe Wedding	3,900	50
Yasunaga	2,100	9
Yellow Hat	2,700	19
Yorozu	2,600	41
Zojirushi	18,000	44
Total Japan		11,823
Netherlands - 9.1%		
EADS	33,654	625
Gamma Holding	57	1
Philips Electronics	24,209	813
Royal Dutch Shell, Cl A	61,587	1,932
Teleplan International*	32,125	101
TNT	53	2
Unilever	39,546	1,203
Total Netherlands		4,677
New Zealand - 0.0%		
Sky Network Television	210	1
Total New Zealand		1
Norway - 0.4%		
Atea ASA	14,500	119
Norske Skogindustrier*	52,125	80
Total Norway		199
Portugal - 1.2%		
EDP - Energias de Portugal	164,896	590
Novabase SGPS*	1,941	10
Total Portugal		600
Singapore - 4.0%		
DBS Group Holdings	92,000	1,013
Jardine Cycle & Carriage	31,526	693
QAF	31,000	17
Singapore Airlines	32,000	351
Total Singapore		2,074
Spain - 0.4%		
Banco Santander	16,842	214
Total Spain		214

Sweden - 2.9%		
Acando AB*	11,799	23
AstraZeneca (SEK)	317	14
Bilia AB, Cl A	13,310	181
Electrolux AB, Ser B	29,218	751
Industrial & Financial Systems, Cl B	3,345	36
Industrivarden AB, Cl A	2,056	29
Industrivarden AB, Cl C	5,968	82
Nolato AB, Cl B	8,008	82
Saab AB, Cl B	18,784	291
Total Sweden		1,489
Switzerland - 4.3%		
Advanced Digital Broadcast Holdings*	3,308	128
Bell Holding	28	42
Bossard Holding	337	24
Clariant*	2,517	35
Emmi	705	110
Nestle	35,292	1,727
Novartis	253	13
Swisslog Holding	37,055	33
Zurich Financial Services	397	88
Total Switzerland		2,200
United Kingdom - 13.7%		
Anglo-Eastern Plantations	1,127	9
AstraZeneca (GBP)	27,817	1,229
Aveva Group	94	2
Barclays	15,814	81
BHP Billiton	127	4
BP	189,086	1,649
British Polythene Industries	2,378	9
Cape*	7,630	29
Character Group	242	-
Chaucer Holdings	257	-
Chime Communications	25,867	79
Clarkson	2,042	30
Colt Telecom Group*	27,500	52
Dart Group	40,418	37
Davis Service Group	31,578	207
DS Smith	14,070	29
Hilton Food Group	1,087	4
HSBC Holdings	164,338	1,673
Imperial Tobacco Group	27,616	787
J Sainsbury	19,390	100
Lloyds Banking Group	332	-
Logica	346,841	726
Mondi	2,600	18
Next	1,107	39
Rank Group	6,391	12
Renew Holdings	2,084	1
Royal Bank of Scotland Group*	82,780	68
RPC Group	25,287	95
Scott Wilson Group	16,955	28
Tribal Group	14,443	16
Vitec Group	1,800	11
WM Morrison Supermarkets	7,362	33
Total United Kingdom		7,057
Total Foreign Common Stock (Cost $45,219)		**49,718**
Foreign Preferred Stock - 0.0%		

Germany - 0.0%				
Villeroy & Boch	3,475			25
Total Germany				25
Total Foreign Preferred Stock (Cost $17)				**25**
Money Market Fund - 1.5%				
Dreyfus Cash Management Fund, Institutional Class, 0.098% (A)	751,914			752
Total Money Market Fund (Cost $752)				**752**
Total Investments - 99.4% (Cost $46,518)†				**51,088**
Other Assets and Liabilities, Net - 0.6%				**314**
Total Net Assets - 100.0%			$	**51,402**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2010.

ADR - American Depositary Receipt
CI - Class
GBP - British Pound Sterling
SEK - Swedish Krona
Ser - Series

† At April 30, 2010, the approximate tax basis cost of the Fund's investments was $46,518 (000), and the unrealized appreciation and depreciation were $6,258 (000) and $(1,688) (000), respectively.

Amounts designated as "-" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1		Level 2	Level 3		Total
Investments						
Common Stock	$	593	$ -	$ -	$	593
Foreign Common Stock						
Australia		-	3,118	-		3,118
Austria		-	771	-		771
Belgium		-	767	-		767
Canada		208	-	-		208
China		-	323	-		323
Denmark		-	808	-		808
Finland		-	44	-		44
France		-	2,884	-		2,884
Germany		-	5,715	-		5,715
Greece		-	315	-		315
Hong Kong		-	2,712	-		2,712
Italy		-	1,719	-		1,719

Japan		-	11,823	-		11,823
Netherlands		-	4,677	-		4,677
New Zealand		-	1	-		1
Norway		-	199	-		199
Portugal		-	600	-		600
Singapore		-	2,074	-		2,074
Spain		-	214	-		214
Sweden		-	1,475	-		1,475
Switzerland		-	2,200	-		2,200
United Kingdom		-	7,071	-		7,071
Foreign Preferred Stock						
Germany		-	25	-		25
Money Market Fund		752	-	-		752
Total Investments	$	1,553	$ 49,535	$ -	$	51,088

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing quotations of an independent pricing service and are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period.

  For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.